Exhibit 99.1

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

FIRST CALL

ORDINARY GENERAL SHAREHOLDERS’ MEETING

The undersigned, in his capacity as Secretary of Betterware de México, S.A.P.I. de C.V. (the “Company”), pursuant to Clause Thirtieth of the Company’s bylaws and in accordance with Articles 183 (one hundred eighty-three), 186 (one hundred eighty-six), 187 (one hundred eighty-seven) and other applicable provisions of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles), hereby calls the shareholders of the Company to attend, on first call, an Ordinary General Shareholders’ Meeting of the Company, to be held on March 17, 2026, at 9:00 a.m., at the Company’s corporate domicile, specifically located at Av. Paseo Royal Country 4596, Torre Cube 2, 16th Floor, Fraccionamiento Puerta de Hierro, Zapopan, Jalisco, Mexico (the “Meeting”), in order to discuss and resolve upon the matters included in the following:

AGENDA

I. Proposal, discussion and, if applicable, approval and ratification of a share purchase agreement (the “Agreement”), the ancillary documents thereto, and the transactions contemplated therein.

II. Proposal, discussion and, if applicable, approval of an increase in the variable portion of the Company’s capital stock in connection with the Agreement.

III. Proposal, discussion and, if applicable, approval of the negotiation and execution of financing documents and the transactions contemplated therein.

IV. Appointment of Special Delegates to implement the resolutions adopted by the Meeting.

In order to be entitled to attend the Meeting, shareholders must obtain an admission pass, which will be issued and delivered by the Secretary of the Board of Directors of the Company at the address indicated herein, up to and including the fourth business day prior to the Meeting, subject to the following:

a)	Shareholders must be registered in the Company’s share registry book or otherwise evidence ownership of shares through certificates issued, as applicable, to depositors by a securities depository institution, a list of holders, or any other document evidencing their status as shareholders. The share registry book will remain closed from the third business day prior to the Meeting and on the date of the Meeting.

b)	Shareholders must deposit their share certificates at the offices of the Company indicated herein, or at any domestic or foreign securities depository institution, and deliver to the Company the corresponding deposit receipt or document, which, as applicable, must be issued for such purposes by the institution holding such securities on behalf of the shareholders.

c)	Shareholders may attend the Meeting in person or be represented by duly authorized person(s) pursuant to a proxy form or any other form of representation granted in accordance with law. In such case, shareholders must also submit, in addition to the deposit receipt referred to in subsection (b) above, the proxy form mentioned in this paragraph, which may be requested at the Company’s domicile or via email at: jrazguzman@gtlaw.com

d)	Shareholders who hold their shares through brokerage firms or other financial intermediaries are reminded that, in order to obtain an admission pass, they must submit a list of holders or any document issued by such financial intermediary containing the name, address, nationality of the shareholders and the number of shares represented, duly signed by the officer responsible for issuing such list.

The shares deposited with the Secretary of the Board of Directors of the Company for purposes of attending the Meeting will not be returned until after the Meeting has been held.

Proxy forms, admission passes and supporting documentation to be used as the basis for the discussion of the matters listed in the Agenda will be available to shareholders at the offices of this Secretary as of this date, during business hours from 9:00 a.m. to 2:00 p.m. and from 4:00 p.m. to 6:00 p.m. on business days; as well as electronically upon prior written request sent to the following email address: jrazguzman@gtlaw.com

Shareholders will be timely informed in the event any legal provision is issued that requires modification of the content of this call notice.

February 27, 2026 Jose Raz Guzman Castro Secretary

WE REQUEST TO ALL FINANCIAL INTERMEDIARIES, THEIR SPECIAL COLLABORATION AND SUPPORT IN ORDER TO ACHIEVE AS SOON AS POSSIBLE AND IN THE LARGEST POSSIBLE NUMBER, THE RECEPTION OF REQUESTS FOR THE ISSUANCE OF THE ADMISSION PASSES, IN TERMS OF THE PROCEDURE PREVIOUSLY OUTLINED, THE FOREGOING IN ORDER TO BE ABLE TO CARRY OUT THE SHAREHOLDERS’ MEETING SUCCESSFULLY AND ALLOW THE SHAREHOLDERS TO EXERCISE THEIR CORPORATE RIGHTS AT THE MEETING.

ATTACHED YOU WILL FIND A FORM POWER OF ATTORNEY THAT CAN BE USED BY SHAREHOLDER TO BE REPRESENTED AT THE MEETING. AN ORIGINAL FORM SHOULD BE FILLED IN AND EXECUTED BOTH IN SPANISH AND ENGLISH LANGUAGES, ACCOMPANIED BY THE DOCUMENTS EVIDENCING THE OWNERSHIP OF SHARES AS DESCRIBED ABOVE SHOULD BE SENT TO THE FOLLOWING ELECTRONIC MAIL ADDRESS SET FORTH ABOVE AND SUBMITTED PURSUANT TO THE TERMS OF THE MEETING CALL ALSO DESCRIBED ABOVE.